 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

On November 13, 2015, the Company entered into a Cooperation Framework Agreement (the “Framework Agreement”) with, among others, Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), pursuant to which SouFun plans to acquire a controlling stake in Wanli by injecting certain of its businesses (including online media business, Internet financial services, research and big data business), which is projected to be valued at no more than RMB17 billion, into Wanli, accompanied by a concurrent direct placement of Wanli’s shares to certain investors. The direct placement will be made at the per share purchase price equal to 90% of the average trading price of Wanli’s shares in the 20 trading days immediately before the public announcement of the board resolutions approving such placement and is expected to raise approximately RMB2.5 billion to RMB5 billion to support the future business expansion of Wanli. SouFun plans to maintain not less than 70% of the equity stake in Wanli following the acquisition and direct share placement.

The Framework Agreement and the transactions contemplated thereby are subject to the negotiation of and entry into definitive agreements by the relevant parties, the requisite corporate approvals of both SouFun and Wanli, and the approval from the China Securities Regulatory Commission.

English translation of the Framework Agreement, a press release issued by the Company and a public announcement issued by Wanli regarding entry into the Framework Agreement are included as exhibits to this Form 6-K.

Information on Wanli is available at www.cninfo.com.cn, a website designated by the China Securities Regulatory Commission for posting public announcements by companies listed on the Shanghai Stock Exchange.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the Company’s plan to acquire a controlling stake in Wali by injecting certain business into Wanli, the concurrent direct placement of Wanli’s shares to certain investors to support its business expansion, and comments by the management about the benefits of the proposed acquisition and concurrent placement of Wanli’s shares and about China’s capital markets. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: November 13, 2015

Exhibit Index

Exhibit 99.1—Press Release dated November 13, 2015
Exhibit 99.2—Wanli Announcement dated November 13, 2015
Exhibit 99.3—Cooperation Framework Agreement (English Translation)